Exhibit 12

BLACK HILLS CORPORATION

							Three months ended
		Year ended December 31,					March 31,
		2009	2008	2007	2006	2005	2010	2009
Ratio =	Earnings/Fixed Charges

Earnings as defined by Regulation S-K
Income (loss) from continuing operations		78,756	(52,037)	75,658	55,772	50,072	31,434	25,625

Add	Minority Interest	—	—	—	—	—	—	—
	Income Taxes	33,315	(29,395)	32,427	23,103	26,633	16,476	6,023
	(Income) loss from equity investee	(1,343)	(4,366)	1,231	(1,653)	(14,325)	(317)	327
(A)	Income (loss) from continuing ops before equity in earnings of subsidiaries/income tax	110,728	(85,798)	109,316	77,222	62,380	47,593	31,975

Plus
(B)	Fixed Charges as Defined	92,325	59,392	34,520	35,691	28,015	25,304	20,219
C	Amortization of Capitalized Interest
(D)	Distributed income of equity investees	4,813	1,781	3,724	4,304	12,956	657	2,360
		—
Less
(E)	Interest capitalized	(322)	(1,318)	(2,323)	(1,571)	—	(206)	(93)
(F)	Preference security dividend requirements of consolidated sub		—	—	—	(241)	—	—
	Minority interest in pre-tax income of subs	—	—	—			—	—

	Total Adjusted Earnings	207,544	(25,943)	145,237	115,646	103,110	73,348	54,461

Fixed Charges as defined in Regulation S-K
	interest expensed per SEC reports (includes amort of def fin costs)	84,690	54,123	25,181	29,946	26,607	21,766	18,901
	add back AFUDC borrowings	5,839	2,811	6,415	2,972	262	3,148	838
	add back AFUDC other incorrectly offset to interest				432	94	—	—
	interest capitalized	322	1,318	2,323	1,571	—	206	93
	estimate of interest within rental expense	1,474	1,140	601	529	580	184	387
	Subtotal	92,325	59,392	34,520	35,450	27,543	25,304	20,219

	Preference security dividend requirements of consolidated sub				241	472	—	—

	Fixed Charges as Defined	92,325	59,392	34,520	35,691	28,015	25,304	20,219

	Ratio of Earnings to Fixed Charges	2.25	(0.44)	4.21	3.26	3.74	2.90	2.69

	Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.25	(0.44)	4.21	3.24	3.68	2.90	2.69

The earnings as defined in 2008 would need to increase $85.3 million for the 2008 ratio to be 1.0.